JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
YEAR ENDED DECEMBER 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-66246

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Jordan, Knauff & Company**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 S. Wacker Drive, Suite 850

(No. and Street)

Chicago	**IL**	**60606**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Cook Jordan	**312 925 9123**	**cj@jordanknauff.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Adeptus Partners, LLC

(Name – if individual, state last, first, and middle name)

933 Route 35 N, Suite A Ocean		**NJ**	**07712**
(Address)	(City)	(State)	(Zip Code)

01-06-2010	**3686**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, G. Cook Jordan, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Jordan Knauff & Company, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
DAVID KAKAREKA
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 05/23/2027

Signature: G. Cook Jordan, Jr.

Title: Managing Principal

David Kakareka
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
YEAR ENDED DECEMBER 31, 2024

CONTENTS



Ad3ptus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Jordan, Knauff & Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Jordan, Knauff & Company as of December 31, 2024, the related statements of operations, changes in members' capital, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Jordan, Knauff & Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Jordan, Knauff & Company's management. Our responsibility is to express an opinion on Jordan, Knauff & Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Jordan, Knauff & Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Jordan, Knauff & Company's financial statements. The supplemental information is the responsibility of Jordan, Knauff & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Jordan, Knauff & Company's auditor since 2021.

Adeptus Partners, LLC

Adeptus Partners, LLC

Ocean, NJ

March 25, 2025

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$242,909
Accounts receivable	108,677
Furniture, equipment, and leasehold improvements (net of accumulated depreciation of $8,160)	1,020
Prepaid expenses and other assets	31,663
Total assets	**$384,269**

LIABILITIES AND MEMBERS' CAPITAL

Liabilities

Accounts payable and accrued expenses	$172,554
Total liabilities	**172,554**
MEMBERS' CAPITAL	**211,715**
Total liabilities and members' capital	**$384,269**

See accompanying notes to the financial statements.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2024

Revenue:	
Investment banking fees:	
Advisory fees	$ 157,000
Success fees	437,427
Interest	310
Total revenue	594,737
Operating expenses:	
Salaries	89,943
Payroll taxes	6,013
Accounting and compliance fees	22,840
Regulatory fees	5,693
Depreciation	366
Commissions	444,905
Dues and subscriptions	17,088
Guaranteed payments to member	180,000
Insurance - other	5,991
Legal and professional	2,454
Marketing and advertising	11,884
Medical insurance	35,999
Occupancy	26,297
Office supplies	13,670
Outsourced administration	20,558
Telecommunications	3,818
Travel and entertainment	46,597
Miscellaneous	16,081
Total operating expenses	950,197
Operating loss	(355,460)
Other (expense):	
Interest expense	(19,353)
Net loss	$ (374,813)

See accompanying notes to the financial statements.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
YEAR ENDED DECEMBER 31, 2024

Members' capital:

Balance, beginning of year	$	112,873
Capital contribution		473,655
Net loss		(374,813)
Balance, end of year	$	211,715

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2024

Cash flows from operating activities:	
Net loss	$ (374,813)
Adjustments to reconcile net loss to net cash	
used in operating activities:	
Depreciation	366
(Increase) decrease in operating assets:	
Accounts receivable	(86,177)
Prepaid Expense and other assets	(18,062)
Due from member	10,383
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(4,869)
Net cash used in operating activities	(473,172)
Cash flows from financing activities:	
Capital contributions	473,655
Net cash provided by financing activities	473,655
Increase in cash and cash equivalents	483
Cash and cash equivalents, beginning of year	242,426
Cash and cash equivalents, end of year	$ 242,909
Supplemental cash flow information	
Interest paid	$ 19,353

See accompanying notes to the financial statements.

1.   Nature of business

Operations:

Jordan, Knauff & Company (the Company) is an Illinois limited liability company, with a perpetual operating life, formed in March 2001 for the purposes of conducting investment banking and company financing. The liability of each member is limited to their capital account balance in the Company.

The Company is focused on providing services to companies in the lower middle-market throughout the United States. This typically includes companies with revenues between $10.0 million and $150.0 million and EBITDA between $1.0 million and $15.0 million. The firm engages in four primary lines of business. The first of these is acquisition advisory, which involves assignments to help a company or a private equity firm acquire another company. The second type of engagement consists of business sale assignments, in which the firm markets a company for sale to private equity investors, strategic buyers and others. Private placement of debt and equity capital represents the firm's third line of business. Typically, private equity firms and large banks are approached with the opportunity to deploy capital in the companies represented by the Company. The fourth and final service area is a highly specialized subset of acquisition advisory, known as an Industry Development Project (IDP). Through an IDP, the Company is retained by private equity investors, capital providers or strategic buyers to source opportunities for clients to deploy capital.

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(c) because its business is limited to private placement of securities and investment advisory services.

2.   Summary of significant accounting policies

Revenue recognition:

The Company accounts for revenue under Financial Accounting Standards Board ("FASB") Account Standards Codification ("ASC") 606. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price in the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Investment banking:
Revenue from contracts with customers includes fees from investment banking service and expense reimbursement. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides advisory services on mergers and acquisitions and capital raise transactions. Revenue for advisory arrangements is generally recognized over time for advisory arrangements in which the services are simultaneously provided by the Company and consumed by the customer based on the estimated progress of work and when revenues are not probable of significant reversal. Advisory costs are recognized as incurred, including when reimbursed by the customer. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred revenue.

As additional consideration for the advisory services noted above, the Company receives fees that vary based on specified performance measures, for example, when a customer's business is sold or a capital raise is concluded (success fees). These fees are considered variable consideration as the uncertainty is dependent on factors outside the Company's influence. In these cases, revenues are recognized at the point in time when uncertainty is resolved.

2. Summary of significant accounting policies (continued)

Revenue recognition (continued):

Revenues recognized from contracts with customers are broken into categories that depict how the nature, amount, timing and uncertainty of revenues and cash flows are affected by economic factors. Revenues are disaggregated based on the type of services such as acquisition advisory, business sales, and private placement of debt and equity capital.

All revenue recognized during the year ended December 31, 2024 is related to contracts with customers. Receivables due from customers totaled $108,677 as of December 31, 2024.

Cash and cash equivalents:

The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Basis of presentation:

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts receivable:

Accounts receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and reserves and writes off, as necessary, any balance deemed uncollectible through a charge to earnings and a credit to a valuation allowance. Accounts receivable at December 31, 2024 are expected to be fully collected. At December 31, 2024, the Company had receivables from three clients whose balances accounted for 99% of total accounts receivable.

8

2.   Summary of significant accounting policies (continued)

Property and equipment and related depreciation and amortization:

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the useful lives of the assets.

The following schedule shows the detail of fixed assets for the year ended December 31, 2024:

Property and equipment:		
Computer equipment	$	9,179
Less accumulated depreciation		(8,159)
Property and equipment, net	$	1,020

Total depreciation expense for the year ended December 31, 2024 was $366.

Income taxes:

The Company is treated as a partnership for federal income tax purposes. Accordingly, the Company's earnings and losses are included in the members' personal income tax returns.

The Company follows required accounting guidance for uncertainty in income taxes. The Company evaluates its tax positions on an ongoing basis, and if considered necessary, establishes liabilities for uncertain tax positions that may be challenged by tax authorities. The Company files information tax returns in the U.S. Federal jurisdiction and various states. The Company has no uncertain tax positions as of December 31, 2024.

Adoption of new accounting standards:

The FASB issued (ASU) 2023-07, "Segment Reporting" (Topic 280) which increased disclosure requirements regarding a public entity's reportable segments effective for fiscal years beginning after December 15, 2023. ASU 2023-07 requires incremental line-item disclosures about each reportable segment's expenses as well as profit and losses. The Company has evaluated the guidance there under and has determined that The Company operates as one operating segment. For further discussion refer to Footnote 6, Reportable Segments.

3.   Net capital requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2024, the Company had net capital of $109,833, which was $98,379 in excess of its required net capital of $11,504. The Company's net capital ratio was 157%.

During the period from January through July 2024, on multiple occurrences, the company was out of Net Capital compliance, as per the FINRA rules of Net Capital calculation. This was caused by the incorrect recording of a large non-allowable receivable by the company's Financial and Operations Principal. The issues created by this were resolved by: a.) the non-allowable receivable was collected on July 18, 2024; b.) the removal and replacement of the Financial and Operations Principal; and c.) an equity capital contribution of $180,000 was made to the company by its owner. In order to ensure that a Net Capital violation does not occur in the future, management has taken the following actions: a.) the Financial and Operations Principal undertakes an ongoing analysis of future net capital calculations based on current and projected revenue and expense projections; b.) on a weekly basis, management undertakes specific review of revenue and expenses to ascertain that they have been booked correctly; and c.) these steps are now in place to inform the owner if/when a capital contribution is required to keep the company in consistent Net Capital compliance.

4.   Concentration of credit risk

The Company maintains cash in a bank account which, at times, may exceed federally-insured limits. Management believes that the Company is not exposed to any significant credit risk on cash. All funds are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 by financial institution. At year end, the Company did not have cash balances above the insured amount."

5.   Employee retirement plan

The Company maintains a 401(k)/profit-sharing plan covering all employees and members who meet eligibility requirements. The plan allows employees and members to make voluntary contributions within stated limits set by the plan for which maximum amounts are subject to Internal Revenue Service statutory limitations. The plan provides for discretionary matching and discretionary profit-sharing contributions. There were no discretionary matching or discretionary profit-sharing contributions approved for the year ended December 31, 2024.

6.   Reportable Segments

The Company is engaged in a single line of business as a broker-dealer, which is comprised of several classes of services, including acquisition advisory, business sale assignments, private placement of debt and equity capital, and Industry Development Projects (see Note 1). The Company has identified its Managing Principal as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies.

7.   Related Party Transactions

During 2024, the Company entered into a strategic alliance with Balmoral Advisors, LLC ("Balmoral"). Among the ongoing functions of the alliance are the integration of staff, the sharing of office space and equipment and other resource sharing. Accordingly, the Company has executed an Expense Sharing Agreement with Balmoral, wherein Balmoral reimburses the Company for certain broker/dealer administrative costs and expenses, and the Company reimburses Balmoral for certain occupancy costs and expenses. Broker/Dealer costs are allocated by percentage according to the number of each company's Registered Representatives. The occupancy costs and expenses are allocated by the percentage of office space used/occupied by each company. For the year ended December 31, 2024, Balmoral paid the Company an amount of $118,514 in Broker/Dealer costs which are reflected as a reduction of Accounting and Compliance Fees on the Statement of Operations. The Company paid Balmoral an amount of $25,952 in occupancy costs which are reflected in Occupancy Expense on the Statement of Operations.

7.   Related Party Transactions (continued)

As a result of the strategic alliance, the Company has entered into a Registered Representative Agreement with each Registered Representative that became affiliated with the Company as a result of the strategic alliance.

8.   Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2024, the financial statement date, through March 25, 2025, the date the financial statements were available to be issued. No subsequent events were identified.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2024

Total members' capital		$ 211,715
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable	(69,149)	
Property and equipment, net	(1,020)	
Prepaid expenses and other assets	(31,663)	(101,832)
Net capital		109,883
Less: Minimum net capital requirements		
Greater of 6 2/3% of aggregate indebtedness or $5,000		11,504
Remainder: Capital in excess of all requirements		$ 98,379
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 172,554
Ratio of aggregate indebtedness to net capital		157%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA Focus Report as of December 31, 2024.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Jordan, Knauff & Company

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Jordan, Knauff & Company (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements and investment banking. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Jordan, Knauff & Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Jordan, Knauff & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Adeptus Partners, LLC

Adeptus Partners, LLC

Ocean, NJ

March 25, 2025

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2024

Jordan, Knauff & Company, ("the "Company"), is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the U.S. Securities and Exchange Commission (SEC) Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5; because the Company limits its business activities exclusively to private placements and investment banking, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, G. Cook Jordan, Jr., swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Signature: _G. Cook Jordan Jr._   _Managing Principal_
Title

Dated: March 25, 2025

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